Mail Stop 3561

January 25, 2007

Via U.S. Mail & Facsimile (415) 955-8910
Mr. Daniel G. Brandano
President
Dynamic Leisure Corporation
5680A W. Cypress Street
Tampa, FL 33607

> **Re: Dynamic Leisure Corporation**
> **Registration Statement on Form SB-2**
> **Post-Effective Amendment No. 4**
> **Filed January 8, 2007**
> **File No. 333-124283**

Dear Mr. Brandano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Company Overview, page 3

1.   We note that you intend to increase the number of customer service representatives "by the end of 2006," as you state on page 4. Please revise to reflect that you have already done so and provide the number of new customer service representatives hired. Alternatively, change 2006 to 2007 and provide either the number of new customer service representatives you expect to hire or provide some indication of the magnitude of the hiring you expect to do.

If we fail to create and increase our brand recognition, page 12

2.   We note the changes you have made in response to comment 20 from our letter of September 28, 2007. However, contrary to what you state in your response letter, this section continues to indicate that you intend to launch "Dynamic Leisure" and "eCasual" brands in the first quarter of 2007. Please revise to eliminate this discrepancy.

3.   We note the changes you have made in response to comment 7 from our letter of
        September 28, 2006. However, contrary to what you state in your response letter, this
        section continues to reference an intention "to spend substantial amounts on marketing
        and advertising," and mentions a "test phase" for such efforts, after which such efforts
        "are expected to increase significantly." Please revise to eliminate these discrepancies.
        In addition, if true, please state under Sales and Marketing on page 37 that your spending
        on marketing and advertising has not been significant and that you do not expect to
        increase your sales and marketing spending significantly, as stated in your response letter.

Our business benefits from favorable "net" or "bulk" contracts, page 13

4.   We note that you have added this risk factor in response to comment 16 from our letter of
        September 28, 2007. Please revise to reference the fact that the major airline that
        recently cancelled wholesale bulk contracts with many of your competitors is also your
        "primary airline supplier," as referenced in the third-to-last paragraph on page 42, or
        advise.

The Issuance of Shares upon Conversion of the Callable Secured Convertible Notes…, page 18

5.   Reference is made to your disclosure in the first paragraph on page 19, where you state
        that on November 22, 2006, the company was named as a principal party to proceedings
        brought by MMA Capital, LLC seeking approximately $2,250,000 on breach of contract.
        Please provide similar disclosure related to this matter in a subsequent event footnote to
        your interim financial statements.

If we are required for any reason to repay, page 18

6.   We note your disclosure on page 19 about two pending lawsuits. Please highlight these
        in a separate risk factor describing ongoing litigation that could have a material impact on
        the company.

Legal Proceedings, page 24

7.   In describing a lawsuit by Raymond Valdes and in the name of Changes In L'Attitudes,
        Inc., you indicate on page 25 that the company "anticipates issuing additional comment
        on its legal position after full review of the matter." Please indicate to us where you
        intend to issue this additional comment.

Directors, Executive Officers, Promoters and Control Persons, page 25

8.   Please reconcile your disclosure on page 26 and 27 that "the Board granted Mr. Dyer a
        one-time grant of 200,000 vested shares of common stock for her services as a director,

which are covered by the registration statement of which this prospectus is a part" with the fact that his name does not appear on the chart of selling security holders on page 22.

Current Operations, page 34

9.   Please provide us with the basis for the following statement in the first paragraph on page 35: "Our agreements with leading airlines, allow us to offer consumers what we believe to be the largest selection of low fares generally available to the public." Alternatively, delete.

Foster Strategic Partnerships and Private Label Programs, page 36

10.   Please describe what private label programs are.

Travel Agencies, page 37

11.   We note the changes you have made in response to comment 21 from our letter of September 28, 2006, but we reissue it, in part. Since you now identify PhoCuswright, Inc., Forrest Research, Jupiter Research, and Research Works as the "studies of online travel" that you cite on pages 37-38, please either file a consent for the use of such information from each of these sources or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

Recent Acquisitions and Recapitalization, page 39

12.   We note the changes you have made to this section in response to comment 24 from our letter of September 28, 2006. However, under the subheading "Casual Car General Service Agreement" you have removed a sentence reading, "As of the date of this filing, a limited number of booking (sic) have been processed under this agreement." Please revise this section to disclose, if practicable, the number of bookings since acquisition of the Casual Car General Service Agreement in January of 2006.

Financial Statements

Dynamic Leisure Corporation and Subsidiaries
Unaudited Consolidated Financial Statements for the three and nine moths ended September 30, 2006

Note 13 – Business Acquisitions and Acquisitions Liabilities

Changes in L' Attitudes, Inc. (CIL), page 25
Island Resort Tours, Inc. and International Travel and Resorts, Inc., page F-26

13.   We note your response to comment 38 from our letter of September 28, 2006, where you state that the company expects to continue to reevaluate its purchase price allocation regarding the CIL and IRT / ITR acquisitions and may make further adjustments within the first year following the acquisitions and as may be required by your auditors during the audit of the company's December 31, 2006 financial statements. In this regard, please provide us with and disclose in your financial statements the nature and amounts of any expected purchase price allocation adjustments, which will be reflected in your quarterly period and fiscal year ended December 31, 2006 or other future periods. As part of your response and disclosure, please clearly identify any purchase price allocation adjustments between goodwill and intangibles, specifically, disclose the reason why these adjustments have not been finalized and the future effects that these purchase price allocation adjustments may have on the financial statements. As we previously pointed out in comments 38 and 40 from our letter of September 28, 2006, based on the nature of the businesses acquired in both the CIL and IRT / ITR acquisitions (i.e. has allowed the company to have a presence in the desired Caribbean and international leisure travel market, provides access to key travel industry products, and added to the expertise of the company's management team) it appears that value should have been allocated to marketing-related intangible assets, customer-related intangibles, and contract-based intangible assets, subject to amortization since the acquisition dates. Also, for any purchase price allocation that has not been finalized, please disclose the affected accounts and the reason why these purchase price allocations are still pending. See paragraph 51(h) of SFAS No 141 for guidance. Finally, as previously requested, please disclose and explain in detail the factors that contributed to your decision to pay a premium that significantly exceeded the fair value of the assets and liabilities acquired in both of the above acquisitions. Refer to the disclosure requirements outlined in paragraph 51(b) of SFAS No. 141. We may have further comment after receipt of your response.

14.   Reference is made to the first paragraph on page F-26 and last paragraph on page F-27. We note from your disclosure that due to a purchase price allocation adjustment associated with both the CIL and IRT/ ITR acquisitions, the intangible assets for CIL and IRT / ITR were adjusted to $590,000 and $1,600,000, respectively, during the nine-month interim period ended September 30, 2006. In this regard please disclose the nature and the amount of the adjustments made to the initial allocation of the purchase price, as

required by paragraph 51 (h) of SFAS No.141. Also, please tell us if a present value technique was applied to the estimated cost per inquiry and the expected net cash flows in estimating the fair value of the web based assets for CIL and the airline contracts for IRT / ITR. If a present value technique was not applied, please provide us with your basis for your conclusion that your valuation of these intangible assets is appropriate.

Exhibits and Financial Statement Schedules, page II-15

15.   You reference here Exhibit 10.28, which is neither included in your registration statement nor included by reference. Please revise accordingly.

Closing

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

                                                    Sincerely,

                                                    Max A. Webb
                                                    Assistant Director

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        Crone Rozynko LLP